UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 6, 2005

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	54-1387365
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

As previously announced, Dollar Tree Stores, Inc. has released a business update for its third quarter of 2005, which is available via a recorded telephone announcement beginning October 6, 2005 after 5:00 PM EST and continuing through Monday, October 10, 2005. The recorded announcement may be accessed by calling (757) 321-5873.

The text of that recorded announcement is included below:

> Thank you for calling the Dollar Tree business update hotline. This is Kent Kleeberger, Chief Financial Officer.

> The information on this call about our future expectations, plans and prospects constitutes forward-looking statements under the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including national and international events, consumer spending, and others described in our recent Annual Report, Current Report, and Quarterly Report on file with the SEC. This information is current only as of the date presented, and we will not update this information until our official quarterly sales release scheduled for Thursday, November 3, before market open.

> Our previous sales guidance for the third quarter of fiscal year 2005, encompassing the reporting period of July 31, 2005 to October 29, 2005, was for total sales to be in the range of $775 to $800 million. As of October 6, the Company's sales may be characterized as in line with guidance, and we are therefore affirming the range.

> While it appears our third quarter sales will not be materially impacted by Hurricane Katrina, and more recently Hurricane Rita, fourteen stores sustained heavy damages as a result of these storms. These damages include inventory losses, leasehold and equipment destruction, and significant structural repairs. The amount of loss is estimated to be in the range of $4.5 to $5.5 million or approximately $0.03 per share, most of which is likely to be incurred in the third quarter. Previous earnings guidance for the third quarter and fiscal year 2005 should be adjusted accordingly.

> As of October 6, 2005, we operated 2,884 stores in 48 states, compared to 2,646 stores in 48 states at October 4, 2004.

> Thank you for calling. Good Day.

On October 6, 2005, Dollar Tree Stores, Inc. also issued a press release regarding its business update for the fiscal third quarter 2005 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission pursuant to the Commission's Regulation FD. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated October 6, 2005 issued by Dollar Tree Stores, Inc.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:

This Current Report on Form 8-K contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For example, our forward - looking statements include statements regarding our expectations for third -quarter 2005 sales, third-quarter earnings per share, fiscal year earnings per share, and the loss related to hurricane damages. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 14, 2005 and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our Quarterly Report on Form 10-Q filed September 8, 2005. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DATE: October 6, 2005

DOLLAR TREE STORES, INC.

By: /s/ Kent A. Kleeberger

    Kent A. Kleeberger
    Chief Financial Officer

EXHIBITS

Exhibit 99.1- Press release dated October 6, 2005 issued by Dollar Tree Stores, Inc.